Mail Stop 3561

July 24, 2006

Paul J. Crecca
Chief Financial Officer
Haights Cross Communications, Inc.
10 New King Street, Suite 102
White Plains, NY 10604

      Re: **Haights Cross Communications, Inc.**
               Form 10-K for the year ended December 31, 2005
               Filed March 22, 2006
               File No. 333-109381

Dear Mr. Crecca:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                           Sincerely,

                           Linda Cvrkel
                           Branch Chief